UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2024
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

Strategic partnership between Banco Bradesco and John Deere

Banco Bradesco S.A. (“Bradesco”) hereby announces to its shareholders and the overall market that, through its direct subsidiary Bradesco Holding de Investimentos S.A., it has entered into an Investment Agreement on August 8, 2024, after the market closed, with John Deere Brasil S.A., a wholly-owned subsidiary of Deere & Company (USA), one of the global leaders in the supply of equipment for agriculture, construction and forestry, through which Bradesco will make a capital contribution to hold a 50% stake in Banco John Deere S.A. (“Banco John Deere” and “Transaction”, respectively).

This strategic partnership is expected to further strengthen Bradesco's presence in the agribusiness and construction industries, expanding the offer of financing and financial services to customers and dealers in the acquisition of equipment, parts and services from the John Deere group. Banco John Deere will retain its existing brand.

Completion of the Transaction is subject to the fulfillment of certain precedent conditions customary in operations of this nature, including the appropriate regulatory and competitive regulatory approvals. The Transaction will not have a material impact on Bradesco's capitalization ratio.

Cidade de Deus, Osasco, SP, August 9, 2024.

André Costa Carvalho

Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: August 9, 2024

BANCO BRADESCO S.A.

By:	/S/ André Costa Carvalho
André Costa Carvalho Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.